UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 6)

Spark Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 81,221
9. Sole Dispositive Power 0
10. Shared Dispositive Power 81,221

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,221
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Equity Partners II Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,713,465
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,713,465

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,713,465
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 27.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Affiliate Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 217,673
8. Shared Voting Power 0
9. Sole Dispositive Power 217,673
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,673
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Partners GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,931,138
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,931,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,931,138
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 28.9%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,072,641
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,072,641
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,072,641
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,072,641
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Stephen F. Gormley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,012,359
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,012,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,359
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 29.3%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 9,085,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,085,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,085,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 9,085,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,085,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,085,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

The purpose of this Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is to report the Reporting Persons’ increase in percentage ownership of the Issuer solely as a result of Issuer repurchases of its Common Stock (as defined below) during 2008 and 2009 (such repurchases, the “Repurchases”). As a result of the Repurchases, the outstanding shares of Common Stock decreased to 20,551,544 as of March 25, 2009, thereby resulting in the aggregate percentage ownership which may be deemed indirectly beneficially owned by certain Reporting Persons increasing from approximately 42.4% to approximately 44.2%. The Reporting Persons have not acquired or disposed of any shares of the Issuer’s Common Stock since the transactions previously reported on Amendment No. 1 to Schedule 13D filed by the Reporting Persons on June 19, 2006.

This Amendment No. 6 amends the Schedule 13D filed by the Reporting Persons on December 12, 2005, as amended by Amendment No. 1 filed by the Reporting Persons on June 19, 2006, Amendment No. 2 filed by the Reporting Persons on February 11, 2008, Amendment No. 3 filed by the Reporting Persons on June 12, 2008, Amendment No. 4 filed by the Reporting Persons on August 27, 2008, and Amendment No. 5 filed by the Reporting Persons on December 2, 2008 (as amended, the “Schedule 13D,” and together with Amendment No. 6, the “Statement”). This Amendment No. 6 is being filed on behalf of the following individuals and entities (the “Reporting Persons”): (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners II Limited Partnership, a Delaware limited partnership (“GHEP II”); (iii) Great Hill Affiliate Partners II, L.P., a Delaware limited partnership (“GHAP II” ); (iv) Great Hill Equity Partners III, L.P., a Delaware limited partnership (“GHEP III”); (v) Great Hill Partners GP II, LLC, a Massachusetts limited liability company (“GPII,”); (vi) Great Hill Partners GP III, L.P., a Delaware limited partnership (“GHEPIIIGP”); (vii) GHP III, LLC, a Delaware limited liability company (“GPIII”); (viii) Stephen F. Gormley (“Gormley”); (ix) Christopher S. Gaffney (“Gaffney”); (x) Matthew T. Vettel (“Vettel”); and (xi) John G. Hayes (“Hayes”).

On June 9, 2007, Spark Networks plc, a public limited company registered in England and Wales and the Issuer’s predecessor-in-interest, was reorganized as the Issuer, and in connection with such reorganization, holders of shares in the Issuer’s predecessor-in-interest received in respect of such shares an equal amount of the Issuer’s Common Stock. Accordingly, references to “Ordinary Shares” in the Schedule 13D shall be deemed to refer to “Common Shares” to the extent appropriate. Except as set forth below or as described in the preceding sentence, there are no changes to the information set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5 is amended by replacing each Reporting Person’s ownership percentage listed therein with the corresponding ownership percentage set forth in line 13 of such Reporting Person’s cover page hereto.

As a result of the Repurchases and based upon the number of shares Common Stock outstanding as of March 25, 2009: (i) the percentage ownership represented by the 5,713,465 shares of Common Stock directly beneficially owned by GHEP II increased from approximately 26.6% to approximately 27.8%; (ii) the percentage ownership represented by the 3,072,641 shares of Common Stock directly beneficially owned by GHEP III increased from approximately 14.3% to approximately 15.0%; (iii) the percentage ownership represented by the Common Stock beneficially owned by GHAP II and GHEP II, which may be deemed to be indirectly beneficially owned by GPII, increased from approximately 27.7% to approximately 28.9%; (iv) the percentage ownership represented by the Common Stock beneficially owned by GHEP III, which may be deemed to be indirectly beneficially owned by GHEPIIIGP or GPIII, increased from approximately 14.3% to approximately 15.0%; (v) the percentage ownership represented by the Common Stock beneficially owned by GHI, GPII and GPIII, which may be deemed to indirectly beneficially owned by each of Gaffney and Hayes, increased from approximately 42.4% to approximately 44.2%; (vi) the percentage ownership represented by the Common Stock beneficially owned by GHI and GPII, which may be deemed to be indirectly beneficially owned by Gormley, increased from approximately 28.0% to approximately 29.3%; and (vii) the percentage ownership represented by the Common Stock beneficially owned by GPIII, which may be deemed to be indirectly beneficially owned by Vettel, increased from approximately 14.3% to approximately 15.0%.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of April 6, 2009, by and among the GHI, GHEP II, GHAP II, GHEP III, GPII, GHEPIIIGP, GPIII, Gormley, Gaffney, Vettel and Hayes.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 6, 2009

GREAT HILL INVESTORS, LLC
By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL PARTNERS GP II, LLC
By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL PARTNERS GP III, L.P. By: GHP III, LLC, its General Partner
By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GHP III, LLC
By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

/s/ Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Stephen F. Gormley
Name: Stephen F. Gormley

/s/ John G. Hayes
Name: John G. Hayes

/s/ Matthew T. Vettel
Name: Matthew T. Vettel

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as of April 6, 2009 the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) with respect to common stock, par value $0.001 per share, of Spark Networks, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name: Title:	Christopher S. Gaffney A Manager

/s/ Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Stephen F. Gormley
Name: Stephen F. Gormley

/s/ John G. Hayes
Name: John G. Hayes

/s/ Matthew T. Vettel
Name: Matthew T. Vettel